Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 29, 2019

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. David Lin
Staff Attorney

Re:	Apollo Global Management, LLC Preliminary 14C Filed July 15, 2019 File No. 001-35107

Dear Mr. Lin:

On behalf of Apollo Global Management, LLC, a Delaware limited liability company (the “Company”), we submit in response to the comment raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities Exchange Commission (the “SEC”) in the Staff’s letter to Mr. Leon Black with the Company, dated July 26, 2019 (the “Comment Letter”), relating to the above referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”).

In connection herewith, we are filing a revised Information Statement (the “Revised Information Statement”) which reflects the response of the Company to the comment received in the Comment Letter. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.

The Company has asked us to convey the following as its response to the Staff:

General

1.

We note that your proposed bylaws attached as Exhibit C includes a provision designating the Court of Chancery of the State of Delaware as the exclusive forum for certain proceedings, including derivative actions brought on behalf of the company. Please revise your information statement to prominently disclose this provision and highlight that it may discourage shareholder lawsuits or limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes. In addition, such disclosure should state whether this provision applies to actions arising under the Securities Act and/or the Exchange Act. If so, please also revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision applies to Securities Act claims, please also state that there is uncertainty as to whether a court would enforce such provision. Please add Risk Factor disclosure that describes any risks or impacts on investors. Also ensure that the exclusive forum provision in your proposed bylaws clarifies its applicability. We may have further comments based on your revisions.

The Company acknowledges the Staff’s comment and has revised the Information Statement and the proposed bylaws in response to the Staff’s comment. Please see pages 9-10 and 14 of the Revised Information Statement and page 18 of Exhibit C of the Revised Information Statement.

We have enclosed with this letter a marked copy of the Revised Information Statement, which was filed today by the Company via EDGAR, reflecting all changes to the Information Statement.

If you have any questions regarding the Revised Information Statement or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3919.

Sincerely,

/s/ Catherine Goodall
Catherine Goodall

cc:	Chris Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Jessica Lomm
Apollo Global Management, LLC